                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                           United Retail Group, Inc.
                           -------------------------
                               (Name of Issuer)

                        (Common Stock ($.001 Par Value)
                        -------------------------------
                        (Title of Class of Securities)

                                   911380103
                                   ---------
                                (CUSIP Number)

 Samuel P. Fried, Esq., Vice President and General Counsel, The Limited, Inc.,
    Three Limited Parkway, Columbus, Ohio 43230, Telephone: (614) 479-7199
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 13, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911380103
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct Associates, L.P.
     I.R.S. # 31-1251727

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

   NUMBER OF SHARES       7.  SOLE VOTING POWER
   BENEFICIALLY OWNED         0
   BY EACH REPORTING
   PERSON WITH            8.  SHARED VOTING POWER
                              5,757,437

                          9.  SOLE DISPOSITIVE POWER
                              0

                          10. SHARED DISPOSITIVE POWER
                              2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,757,437

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.5%

14.  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP NO. 9113801103
          ----------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct, Inc.
     I.R.S. # 51-0301511

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

   NUMBER OF          7.  SOLE VOTING POWER
   SHARES BENE            0
   FICIALLY OWNED
   BY EACH RE         8.  SHARED VOTING POWER
   PORTING PERSON         5,757,437
   WITH
                      9.  SOLE DISPOSITIVE POWER
                          0

                      10. SHARED DISPOSITIVE POWER
                          2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,757,437

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.5%

14.  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP NO. 911380103
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Limited, Inc.
     I.R.S. # 31-1029810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)
     (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

   NUMBER OF          7.  SOLE VOTING POWER
   SHARES BENE            0
   FICIALLY OWNED
   BY EACH RE         8.  SHARED VOTING POWER
   PORTING PERSON         5,757,437
   WITH
                      9.  SOLE DISPOSITIVE POWER
                          0

                      10. SHARED DISPOSITIVE POWER
                          2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,757,437

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.5%

14.  TYPE OF REPORTING PERSON
     CO

                  AMENDMENT NO. 5 TO STATEMENT ON SCHEDULE 13D
                  --------------------------------------------


          This Amendment No. 5 to Schedule 13D is being filed on behalf of Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc., a Delaware corporation and the general partner of LDA, and The Limited, Inc., a Delaware corporation and the ultimate parent of LDA, in connection with United Retail Group, Inc. Common Stock ("URGI Common Stock") held by LDA. This Amendment No. 5 amends the statement on Schedule 13D filed with the Commission by the reporting persons on July 22, 1993, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto. This Amendment No. 5 amends Items 3, 4 and 6 and amends and restates Items 2 and 5 of Schedule 13D. Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in Amendment No. 4 to Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     NAME:

     See Item 1 of the cover pages attached hereto for the names of the reporting persons.

     The following persons are executive officers, directors or controlling persons of Limited Direct, Inc. or of The Limited, Inc. (the "Executive Officers and Directors"):

     Leslie H. Wexner
     Kenneth B. Gilman
     Martin Trust
     E. Gordon Gee
     Leonard A. Schlesinger
     Eugene M. Freedman
     David T. Kollat
     V. Ann Hailey
     Abigail S. Wexner
     Claudine B. Malone
     Donald B. Shackelford
     Allan R. Tessler
     Raymond Zimmerman
     Arnold F. Kanarick

     STATE OF ORGANIZATION OR CITIZENSHIP:

     See Item 6 of the cover pages attached hereto for the state of organization of the reporting persons.

     The Executive Officers and Directors are citizens of the United States.

     PRINCIPAL BUSINESS OR OCCUPATION:

     The principal business of Limited Direct Associates, L.P., Limited Direct, Inc. and The Limited, Inc. is the retail sale of clothing.

     The following are the present principal occupations or employments of each of the Executive Officers and Directors:

     Leslie H. Wexner is President and Chief Executive Officer of The Limited, Inc. He is Chairman of the Board of Directors of The Limited, Inc.

     Kenneth B. Gilman is Vice Chairman and Chief Administrative Officer of The Limited, Inc. Mr. Gilman is a director of The Limited, Inc. He is also President and Assistant Secretary and a director of Limited Direct, Inc.

     Martin Trust is President of Mast Industries, Inc., a wholly-owned subsidiary of The Limited, Inc. He is a director of The Limited, Inc.

     E. Gordon Gee is President of Brown University. Dr. Gee is a director of The Limited, Inc.

     Dr. Leonard A. Schlesinger is a Professor of Business Administration at the Harvard Business School. Dr. Schlesinger is a director of The Limited, Inc.

     Eugene M. Freedman is a Senior Advisor to and director of Monitor Company, Inc. Mr. Freedman is a director of The Limited, Inc.

     David T. Kollat is Chairman of 22 Inc., a management consulting firm. He is a director of The Limited, Inc.

     V. Ann Hailey is Executive Vice President and Chief Financial Officer of The Limited, Inc.

     Abigail S. Wexner is an attorney-at-law. Mrs. Wexner is a director of The Limited, Inc.

     Claudine B. Malone is a management consultant for Financial & Management Con sulting, Inc., a management consulting firm. She is a director of The Limited, Inc.

     Donald B. Shackelford is Chairman of the Board of State Savings Bank. Mr. Shackelford is a director of The Limited, Inc.

     Allan R. Tessler is Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., a merchant banking concern; Chairman of the Board and Chief Executive officer of Ameriscribe Corporation, a provider of reprographic and related facilities management services; Chairman of the Board of Enhance Financial Services, a financial guaranty reinsurance company; and Co-Chairman and Chief Executive Officer of Data Broadcasting Corporation, a data broadcasting network. Mr. Tessler is a director of The Limited, Inc.

     Raymond Zimmerman is a director of The Limited, Inc.

     Arnold F. Kanarick is Executive Vice President and Director of Human Resources of The Limited, Inc.

     ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

     For Limited Direct Associates, L.P.:

          Three Limited Parkway
          Columbus, OH  43230

     For Limited Direct, Inc.:

          Three Limited Parkway
          Columbus, OH  43230

     For The Limited, Inc.:

          Three Limited Parkway
          Columbus, OH  43230

     For Leslie H. Wexner
          V. Ann Hailey
          Kenneth B. Gilman
          Arnold F. Kanarick

          The Limited, Inc.
          Three Limited Parkway
          Columbus, OH  43230

     For E. Gordon Gee:

          Brown University
          Box 1860, University Hall

          Providence, RI  02912

     For Dr. Leonard A. Schlesinger:

          Harvard Business School
          Baker Library Rm 463
          Boston, MA 02163

     For Eugene M. Freedman:

          Monitor Company, Inc.
          25 First Street
          Cambridge, MA 02141

     For David T. Kollat:

          22, Inc.
          6099 Riverside Drive, Suite 106
          Dublin, OH  43017

     For Claudine B. Malone:

          Financial & Management Consulting, Inc.
          7570 Potomac Fall Road
          McLean, VA  22102

     For Donald B. Shackelford:

          State Savings Company
          20 East Broad Street
          Columbus, OH 43215

     For Allan R. Tessler, Esq.:

          International Financial Group, Inc.
          25 East 78th Street
          New York, NY 10021

     For Martin A. Trust:

          Mast Industries, Inc.
          100 Old River Road
          Andover, MA  01810

     For Abigail S. Wexner

          One Whitebarn Road
          New Albany, OH  43054

     For Raymond Zimmerman:

          P.O. Box 2347
          Brentwood, TN  37024

     ADDRESS OF PRINCIPAL OFFICE:

     See "Address of principal business" listed above in this Item 2 for the addresses of the principal offices of the reporting persons and of the Executive Officers and Directors.

     NO CONVICTIONS IN CRIMINAL PROCEEDINGS:

     The reporting persons and the Executive Officers and Directors have not been convicted in any criminal proceeding during the last five years.

     NO SECURITIES LAWS VIOLATIONS:

     The reporting persons and the Executive Officers and Directors have not been subject, during the last five years, to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securi ties laws or finding any violation with respect to such laws as a result of civil pro ceedings.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     With respect to the transactions reported herein, the information set forth in this Item 3 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stock holders or otherwise publicly available.

     On February 13, 1998, Raphael Benaroya and George R. Remeta purchased shares of Common Stock from the Issuer upon the exercise of options under the Issuer's Restated 1989 Performance Option Plan. Mr. Benaroya purchased 777,925 shares of Common Stock. Mr. Remeta purchased 116,888 shares of Common Stock. The Compensation Committee of the Board of Directors of the Issuer unanimously waived payment of the exercise price in cash. Instead, the

     Committee permitted payment to be made by reducing the number of shares of Common Stock otherwise issuable upon exercise of the option (937,500 shares of Common Stock to Mr. Benaroya and 140,625 shares of Common Stock to Mr. Remeta) by the number of shares of Common Stock having a fair market value on the date of exercise equal to the gross exercise price ($937,500 for Mr. Benaroya and $140,625 for Mr. Remeta). The options exercised were nonqualified stock options under the Internal Revenue Code.

     During the period from February 5, 1997 to February 13, 1998, certain other employee stock options became vested in, and exercisable by Mr. Benaroya, Mr. Remeta, Ellen Demaio, Bradley Orloff and Frederic E. Stern. The total number of vested options and shares of Common Stock currently held by such Management Stockholders is set forth in the table under ITEM 5. INTEREST
     IN SECURITIES OF THE ISSUER.

ITEM 4.   PURPOSE OF TRANSACTION.

     With respect to the transactions reported herein, the information set forth in this Item 4 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stockholders or otherwise publicly available.

     The applicable Management Stockholders purchased shares of Common Stock and acquired employee stock options for investment.

     Such Management Stockholders have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the exercise of employee stock options;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

  a. See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock held by the reporting persons. Of such aggregate number and percentage, 455,433 shares of Common Stock are shares that certain Management Stockholders have a right to acquire, according to information received from URGI or such Management Stockholders or otherwise publicly available.

     Mr. David T. Kollat, a Director of The Limited, Inc., owns 3,200 shares of URGI Common Stock which represents less than one percent of the total outstanding Common Stock.

  b. See Items 7-10 of the cover pages attached hereto for the number of shares of Common Stock of the reporting persons as to which the reporting persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

     Mr. David T. Kollat has the sole power to vote and to dispose of his 3,200 shares of URGI Common Stock.

     The following information is provided with respect to the Management Stockholders, as persons with whom the power to vote or direct the vote or to dispose or direct the disposition is shared. The information set forth in this Item 5 with respect to the

      Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

      NAME:

      See subsection (d) in this Item 5 for the names of persons with whom the power to vote or direct the vote or to dispose or direct the disposition is shared.

      RESIDENCE OR BUSINESS ADDRESS:

      The following is the business or residence address for:

      Raphael Benaroya
      Ellen Demaio
      Bradley Orloff
      George R. Remeta
      Fredric E. Stern

      c/o United Retail Group, Inc.
      365 West Passaic Street
      Rochelle Park, NJ  07662

      Mort Greenberg
      6866 Touchtown Circle
      Palm Beach Gardens, FL 33418

      Cheryl A. Lutz
      4408 F Street
      Sacramento, CA 95819

      Jerry Silverman
      3017 Caminito Carboneras
      Del Mar, CA 92014

      PRINCIPAL OCCUPATION:

      The present principal occupation of each of the following persons is employee of United Retail Group, Inc.:

      Raphael Benaroya
      Ellen Demaio
      Bradley Orloff
      George R. Remeta

      Fredric E. Stern

      Mr. Greenberg is retired and is a citizen of the United States.

      Ms. Lutz is an employee of the Issuer and is a citizen of the United
      States.

      Mr. Silverman is an officer of Sweet Factory, Inc., a chain of retail specialty candy shops, with offices at 10343 Roselle Street, San Diego, CA 07016. He is a citizen of the United States.

      NO CONVICTIONS IN CRIMINAL PROCEEDINGS:

      The reporting persons have no reason to believe that any of the Management Stockholders listed in this Item 5 have during the last five years been convicted in a criminal proceeding.

      NO SECURITIES LAWS VIOLATIONS:

      The reporting persons have no reason to believe that any of the Management Stockholders listed in this Item 5 has during the last five years been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      CITIZENSHIP:

      All the Management Stockholders are citizens of the United States and Mr. Raphael Benaroya is a citizen of the United States and of Israel.

   c. None of the reporting persons effected any transaction involving shares of Common Stock during the last 60 days.

   d. Limited Direct, Inc. is the sole general partner of LDA. LDA is party to a Restated Stockholders' Agreement, dated as of December 23, 1992, amended as of June 1, 1993 and as of February 1, 1997 (as amended, the "Restated Stockholders' Agreement"), among URGI, LDA and the Management Stockholders. Pursuant to the Restated Stockholders' Agreement, LDA and the Management Stockholders have agreed to act together in connection with the election and removal of members of the Board of Directors of URGI and have agreed (with each other and URGI) to vote against any amendment of the by-laws of URGI not approved in advance by the Board of Directors of URGI. Accordingly, LDA and Limited Direct, Inc. may be deemed to share voting power with respect to shares of Common Stock beneficially owned by the Management Stockholders. LDA and Limited Direct, Inc. disclaim beneficial ownership of all such shares.

      The Limited, Inc. is the owner of 100% of the outstanding capital stock of Limited Direct, Inc. Accordingly, The Limited, Inc. may be deemed to share investment power with respect to shares of Common Stock beneficially owned by LDA and Limited Direct, Inc. and may be deemed to share voting power with respect to shares of Common Stock beneficially owned by LDA, Limited Direct Inc. and the Management Stockholders. The Limited, Inc. disclaims beneficial ownership of all such shares.

      The information set forth in this Item 5(d) with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

      The aggregate number of shares of Common Stock individually owned by each Management Stockholder (identifying in a separate column shares of Common Stock which there is a right to acquire upon exercise of vested employee stock options) and the percentage of the Common Stock such aggregate number of shares represents are as follows:

                      Outstanding
Name                  Shares Owned   Vested Options  Total Number  % of Class
----                  ------------   --------------  ------------  ----------
Raphael Benaroya        2,277,937         308,433     2,586,370         19.3%

Ellen Demaio               25,000          16,000        41,000          0.3%

Bradley Orloff             22,000          12,000        34,000          0.3%

George R. Remeta          341,888         116,000       457,888          3.5%

Fredric E. Stern           26,300           3,000        29,300          0.2%

Mort Greenberg              3,500             -0-         3,500          -

Cheryl A. Lutz                 79             -0-            79          -

Jerry Silverman             5,300             -0-         5,300          -

     Other Management Stockholders originally party to the Restated Stockholders' Agreement no longer hold shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     With respect to the transactions reported herein, the information set forth in this Item 6 with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

     Messrs. Benaroya, Remeta, Orloff, Stern and Ms. Demaio are parties to the Restated Stockholders' Agreement.

     The shares of Common Stock purchased on February 13, 1998 by each of Mr. Benaroya and Mr. Remeta (see ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION) have been pledged to the Issuer to secure payment of a loan to him by the Issuer to finance the withholding taxes incurred by him in connection with the purchase. The loans were in the amounts of $1,637,087 to Mr. Benaroya and $245,543 to Mr. Remeta; have a term of four years and provide for full recourse.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1998


                                        LIMITED DIRECT ASSOCIATES, L.P.
                                        By:  LIMITED DIRECT, INC., as
                                             General Partner


                                        By:  /s/ William K. Gerber
                                             ---------------------
                                             William K. Gerber
                                             Vice President


                                        LIMITED DIRECT, INC.


                                        By:  /s/ William K. Gerber
                                             ---------------------
                                             William K. Gerber
                                             Vice President


                                        THE LIMITED, INC.


                                        By:  /s/ William K. Gerber
                                             ---------------------
                                             William K. Gerber
                                             Vice President, Finance